EXHIBIT 21.1

Subsidiaries

Name	Jurisdiction of Incorporation

HGS France S.à r.l.	France

HGS International S.à r.l	Luxembourg

HGS Luxembourg LLC	Delaware

HGS Luxembourg LLC, S.C.S	Luxembourg

HGS Germany GmbH	Germany

Human Genome Sciences Pacific Pty Ltd.	Australia

Human Genome Sciences Spain, S.L.	Spain